Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

August 31, 2020

VIA EDGAR

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great-West Funds, Inc. ("Great-West Funds" or "Registrant")
Certified Shareholder Reports on Form N-CSR ("Shareholder Reports")
File No. 811-03364

Dear Ms. Miller:

This letter responds to comments of the Commission staff ("Staff") received telephonically on July 31, 2020, regarding the Registrant's Shareholder Reports on Form N-CSR, as filed on February 27, 2020 with the U.S. Securities and Exchange Commission on behalf of Great-West Funds. Below we have provided a summary of the Staff's comments, followed by the responses of the Registrant. These responses will be incorporated into future Shareholder Reports beginning with the semi-annual period ending October 31, 2020 and the annual period ending December 31, 2020, filed on Form N-CSR pursuant to the Investment Company Act of 1940, as amended. Capitalized terms not defined in this letter have the meanings given them in the Shareholder Reports.

RESPONSES TO STAFF COMMENTS

Comment No. 1

Please consider including the date of the PTO calculation shown on the Fund Fact Sheets available on the Great-West Funds' website.

Response

Comment complied with as suggested. The PTO calculations date will be reflected in the third quarter Fund Fact Sheets which are typically posted to the Great-West Funds' website one month after the quarter end.

Comment No. 2

Staff notes the Great-West Life & Annuity Insurance Company ("GWLA") contracts are footnoted as adjustable/floating rate securities and as such, should include a reference rate and spread (if applicable). Please reference Regulation S-X (17 CFR §210.12-12), Footnote #4.

Response

Comment complied with by inserting a footnote already in use in other Great-West bond funds that states "Certain variable rate securities are not based on a published reference rate and spread but are determined by the issuer or agent and are based on current market conditions. These securities do not indicate a reference rate and spread in their description above." This footnote will replace the current footnote in the Shareholder Reports that states "Adjustable rate security; interest rate is subject to change. Interest rate shown reflects the rate in effect at December 31, 2019."

Comment No. 3

Please provide a reconciliation between the Great-West SecureFoundation Balanced ETF Fund's December 31, 2019 expense ratio as shown in the Shareholder Report Financial Highlights and the Annual Average Total Returns table in the Fund Summary section of the Fund's Prospectus dated April 29, 2020.

Response

Registrant notes that per the Shareholder Report Financial Highlights as of December 31, 2019, the expense ratio after reimbursements/waivers was 0.36%. The Fund expenses included 0.08% of 12b-1 fees, which were no longer in effect as of May 1, 2019 and therefore not included in the Fund's Prospectus dated April 29, 2020. The expense ratio in the Financial Highlights also excluded 0.05% of acquired fund fees and expenses ("AFFE"). The 0.36% from the Financial Highlights less the 0.08% 12b-1 plus the 0.05% AFFE reconciles to the ratio in the Prospectus of 0.33%.

Comment No. 4

Please explain for all Funds with return of capital distributions during the 2019 fiscal year if the Funds considered the requirement found in Item 27(b)(7)(iii) of Form N-1A.

Response

Registrant notes that Item 27(b)(7)(iii) requires discussion of the effect of any policy or practice of maintaining a specified level of distributions and whether such policy or practice resulted in distributions of capital. In the case of distributions within the Great-West Funds, this requirement was effectively considered because any distribution of capital was inadvertently the result of tax adjustments rather than an attempt to maintain a specified distribution level pursuant to a particular policy or practice.

Comment No. 5

Please disclose long futures transactions vs. short futures transactions separately, particularly with regard to the Great- West Inflation-Protected Securities, Great-West Core Bond and Great-West Global Bond Funds. Please reference Regulation S-X (17 CFR §210.12-13A), Footnote 1.

Response

Comment complied with by separating the long contracts from the short contracts within the Schedule of Investments table detailing outstanding futures holdings.

Comment No. 6

Please include the terms of any collateral received or pledged subject to an enforceable Master Netting Agreement within the Offsetting Assets and Liabilities portion of the Notes to Financial Statements with regard to the Great-West Global Bond Fund. Please reference ASC 210-20-55-14.

Response

Comment complied with by updating the wording within our financial statement footnotes to provide information on the collateral terms pertaining to the ability to re-hypothecate, re-pledge, use, or sell this collateral.

Comment No. 7

Please confirm there are no AFFE to be disclosed in the fund fee tables for the Great-West Core Bond Fund.

Response

Registrant confirms there are no AFFE to be disclosed for the Great-West Core Bond Fund as of December 31, 2019.

Comment No. 8

Please consider disclosing in the Notes to Financial Statements the amount paid/payable to the Sub-Adviser(s) as a dollar amount and/or percent of net assets. Please reference ASC 850-10-50-1 (related party disclosure).

Response

Comment complied with by disclosing in the Notes to Financial Statements the amount paid/payable to the Sub- Adviser(s) as a dollar amount and/or percent of net assets for those Sub-Advisors that meet the definition of affiliates of the Advisor and/or GWLA.

Please do not hesitate to contact me at (303) 319-9661, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Robert Kelly

Robert Kelly

Director, Fund Financial Reporting & Tax

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